--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                       AMENDMENT NO. 3 (FINAL AMENDMENT)

                                       TO
                                  SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       SPORTS RESORTS INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                       SPORTS RESORTS INTERNATIONAL, INC.
                       (Name of Filing Persons (Issuer))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of securities)

                                   84918U108
                     (CUSIP Number of Class of Securities)
                             ---------------------

                              GREGORY T. STRZYNSKI
                            CHIEF FINANCIAL OFFICER
                                 951 AIKEN ROAD
                                OWOSSO, MI 48867
                                 (989) 725-8354

          (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:
                              DAVID B. BRAUN, ESQ.
                               BUTZEL LONG, P.C.
                               150 WEST JEFFERSON
                                   SUITE 100
                            DETROIT, MICHIGAN 48226
                                 (313) 225-7000

                           CALCULATION OF FILING FEE

                TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                ----------------------                                  --------------------
                       $919,025                                               $110.00

* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 919,025 shares of common stock, par value $0.01 per share, of Sports Resorts International, Inc. (the "Company"), for a price per share of $1.00. Such number of shares represents all of the shares of the Company's common stock outstanding as of December 12, 2005 (other than 47,480,746 shares beneficially held by Donald J. Williamson and his spouse and her daughter).

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.


Amount Previously Paid:  $110.00                            Form or Registration No.:  Schedule TO
Filing Party:            Sports Resorts International,      Date Filed:                January 4, 2006
                         Inc.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender-offer subject to Rule 13e-4.

[X]  going private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION


                         FINAL AMENDMENT TO SCHEDULE TO



     This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (the "SEC") on January 4, 2006 by Sports Resorts International, Inc., a Michigan corporation ("SPRI"), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO-I/A filed with the SEC on February 16, 2006 and Amendment No. 2 to the Tender Offer Statement on Schedule TO-I/A filed with the SEC on February 24, 2006, in each case, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), in connection with the offer by SPRI to purchase all the outstanding shares of common stock, par value $.01 per share (the "SHARES") or such lesser number of Shares as are properly tendered and not withdrawn at a price of $1.00 per share, net to seller in cash, without interest. SPRI's Offer is made subject to the terms and conditions set forth in the offer to purchase, dated March 1, 2006 (the "OFFER TO PURCHASE") and in the related letter of transmittal (the "LETTER OF TRANSMITTAL"). This Final Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Exchange Act. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. All information in the Offer to Purchase, Amendment No. 1 and Amendment No. 2 is incorporated in this Final Amendment by reference in response to all of the items in Schedule TO, except that such information is hereby amended to the extent specifically provided herein.



     The Offer to Purchase is amended and supplemented as follows:



          1). The tender offer expired at 5:00 p.m. Eastern Time on Wednesday, March 29, 2006, and was not extended. SPRI has accepted for purchase all 767,982 shares tendered into the tender offer. SPRI issued a press release announcing the final results of the tender offer on April 6, 2006, a copy of which is filed as Exhibit 99.1 to this Final Amendment to Schedule TO and is incorporated in this Final Amendment to Schedule TO by reference.


ITEM 12.  EXHIBITS


     (a)(1)*  Form of Offer to Purchase



     (a)(2)*  Form of Letter of Transmittal



     (a)(3)*  Form of Notice of Guaranteed Delivery



     (a)(4)* Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.



     (a)(5)* Form of Letter for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.



     (a)(6)* Form of Letter to Shareholders from the Company dated as of March 1, 2006.



     (a)(7)* Form of Press Release to be issued by the Company (incorporated by reference to Exhibit (a)(1) of the Company's Tender Offer Statement on Schedule TO filed March 1, 2006).



     (a)(8)*  Form of Schedule 13E-3.



      99(a)   Press Release dated April 6, 2006.



*  Previously Filed

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SPORTS RESORTS INTERNATIONAL

                                          By:   /s/ GREGORY T. STRZYNSKI
                                            ------------------------------------
                                            Name:    Gregory T. Strzynski
                                            Title:   Chief Financial Officer


Dated: April 12, 2006

                                 EXHIBIT INDEX


(a)(1)*  Form of Offer to Purchase



(a)(2)*  Form of Letter of Transmittal



(a)(3)*  Form of Notice of Guaranteed Delivery



(a)(4)* Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.



(a)(5)* Form of Letter for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.



(a)(6)* Form of Letter to Shareholders from the Company dated as of March 1, 2006.


(a)(7)* Form of Press Release to be issued by the Company (incorporated by reference to Exhibit (a)(1) of the Company's Tender Offer Statement on Schedule TO filed March 1, 2006).


(a)(8)*  Form of Schedule 13E-3



99(a)     Press Release dated April 6, 2006.



* Previously filed